Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: March 23, 2011

Investor Presentation CSR Merger with Zoran 16 th March 2011

Important Information and Where to Find It

In connection with the proposed Merger involving Zoran and CSR, CSR intends to file with the US Securities and Exchange
Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy
Statement/Prospectus”) for the stockholders of Zoran.  Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE
REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER
RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy
Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the
SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at
http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.
Important Additional Information
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy
Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction.  Information regarding the names of Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at
http://www.Zoran.com. Information about CSR's directors and executive officers is set forth in CSR's annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at
CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction

Forward Looking Statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’,
‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements.  Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged
Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users,  future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.
These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran's businesses into those of CSR's in a timely and cost-
efficient manner; the development of the markets for Zoran's and CSR's products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in
CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the
SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.
Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged
Company, following the implementation of the Merger or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.”

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 5

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 6

Merger highlights
Strengthens CSR’s core business by adding world-class imaging and video capabilities
Unlocks multiple new growth opportunities within global consumer markets
Provides a step change in CSR’s total scale and addressable market
Financially compelling; projecting:
– Strong double-digit accretion to expected FY2012 EPS
– Cost synergies of US$50 million annualised run rate by end 2011

Note: This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year.

Transaction overview
Zoran to merge into CSR
–
Implied offer price for Zoran of US$13.03
1
per share, 100% stock consideration
–
Zoran shareholders will receive an equivalent of 1.85 CSR ordinary shares in the form of American Depositary Receipts (“ADRs”) for each ordinary Zoran share
–
Pro forma ownership of 65/35% for CSR/Zoran shareholders
–
Equity value of US$679
1
million and enterprise value of US$419
1
million
–
Buyback to return up to US$240 million to create equivalent financial impact on enlarged company as 35% cash consideration
No change to CSR’s Chairman, CEO or CFO
Dr. Levy Gerzberg, Founder, President and CEO of Zoran, to join the CSR
Board
Zoran to propose one other Independent Non Executive Director to the CSR board
Completion is expected late in the second quarter of 2011
1
Based on the Closing Price of 434p per CSR Share and a USD/GBP exchange rate of 1.6234 on 18 February 2010 and assuming the exercise of in the money options according to the treasury method.

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 9

BOSE

TOSHIBA
GARMIN
BOSE
CREATIVE
SAMSUNG
ALPS
LG
Continental
GM
Pioneer
MOTOROLA
Sony Ericsson
TomTom
Ford
RIM
NOKIA
FUJITSU
Panasonic
SONY
PHILIPS
SENNHEISER

ZORAN Connect Share Entertain™
csr

Overview of CSR
CSR is a global provider of personal wireless
technology for Bluetooth, GPS, FM and Wi-Fi
Headquartered in Cambridge, UK with ~1,500
employees
2010 revenue of US$801 million
47.7% underlying gross margin
Strong cash position of US$440 million as at
31 December 2010
Key differentiated technologies include:
Enhanced audio functionality
Continued standards leadership with first
qualification of Bluetooth v4.0, Bluetooth low
energy
Indoor location through hybrid positioning
techniques
Region specific enhancements: WAPI for
China support in hardware delivering high
data rates.
Full integrated radio, baseband processor,
embedded processors and software all in
one chip.
Selected customers

Business overview
End products

SONY
PENTAX
Kodak
SAMSUNG
OLYMPUS
Nikon
Panasonic
CISCO
TOSHIBA
ARRIS
SANYO
technicolor
SHARP
xerox
RICOH

ZORAN
Connect Share Entertain
csr

Overview of Zoran
Zoran is a global leader in video and imaging
technology for DSC, DVC, US DTV, Silicon Tuners
and Printing.
Headquartered in Sunnyvale, California with ~1,500
employees
2010 pro forma revenue of US$441 million
52.1% gross margin
Strong cash position of US$261 million as at
31 December 2010
Key differentiated technologies include:
First class image capture technology
Video up-scale including  Frame Rate
Conversion
2D-3D conversion
Silicon tuner; recent Microtune M&A
Mobile printing
1       Pro forma (unaudited) for the acquisition of Microtune, assumes full year 2010 Microtune revenues
Business overview End products
Selected customers

1

CSR & Zoran offices
USA
San Jose, CA
NA HQ
Phoenix, AZ
Santa Ana, CA
Cedar Rapids, IA
Detroit, MI
Dallas, TX
Sunnyvale, CA
Corporate HQ
Boulder, CO
Plantation, FL
Burlington, MA
Plano, TX
USA
San Jose, CA
NA HQ
Phoenix, AZ
Santa Ana, CA
Cedar Rapids, IA
Detroit, MI
Dallas, TX
Sunnyvale, CA
Corporate HQ
Boulder, CO
Plantation, FL
Burlington, MA
Plano, TX
UK
Cambridge
Corporate HQ
Manchester
DENMARK
Aalborg
FRANCE
Sophia
Paris
N. IRELAND
Belfast
GERMANY
Ingolstadt
SWEDEN
Stockholm
ISRAEL
Haifa
UK
Cambridge
Corporate HQ
Manchester
DENMARK
Aalborg
FRANCE
Sophia
Paris
N. IRELAND
Belfast
GERMANY
Ingolstadt
SWEDEN
Stockholm
ISRAEL
Haifa
CHINA
Shanghai
Asia HQ
Beijing
Shenzhen
Hong Kong
CHINA
Shanghai
Asia HQ
Beijing
Shenzhen
Hong Kong
JAPAN
Tokyo
Sendai
S. KOREA
Gumi
Seoul
TAIWAN
Chungli
Taipei
Hsinchu
SINGAPORE
Novena
JAPAN
Tokyo
Sendai
S. KOREA
Gumi
Seoul
TAIWAN
Chungli
Taipei
Hsinchu
SINGAPORE
Novena
INDIA
Bangalore
Noida
Mumbai
INDIA
Bangalore
Noida
Mumbai
CSR regional offices
Zoran regional offices

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 13 csr

ZORAN®
Connect Share Entertain™

ZORAN® Connect Share Entertain™ csr

Combining connectivity and imaging

Creating integrated platforms for next
generation multimedia devices
Capabilities
Bluetooth/LE
GPS
Wi-Fi
Audio
Markets
Handsets
Gaming & Headsets
Automotive
Capabilities
Digital imaging
Video processing
Printing
Markets
Digital Cameras
Printers
Home Entertainment

The “4 screens”
Gaming
STB
Blu Ray
Home theatre
Speakers
Audio
Mouse
Keyboard
Storage
Headset
PVR
Remote
DVD
Navigation
Home
Office
Personal
Car
eBook
MID
PND
PMP
Netbook
DSC
Camcorder
Sensors
Back seat display
Rear camera
Photo frame
Access point
Tablet

Zoran’s
image and video capture and display
technology complements
CSR’s
connectivity and location
products
Laptop
Laptop
Mobile
Mobile
In -Dash
Display
In -Dash
Display
TV
TV

Wi Fi
NETFLIX
YAHOO!
TV WIDGETS
flickr
YouTube

Google
San Francisco

It's been a busy year for the Collins.

ZORAN Connect Share Entertain™
csr

Image & video complements connectivity & location-aware products Page 16 Home Personal Car Office The “4 Screens”

of the current health care debate
Adam Frucci
WEATHER
flickr

SH100
WiFi
POWER

ZORAN Connect Share Entertain™
csr

Connectivity & consumer products
– DTV & STB
• Internet – Wi-Fi
• Advanced remote – Bluetooth
– Camera
• Internet – Wi-Fi
• Cloud via phone – Wi-Fi
• Geo-tagging – GPS
– Printers
• Wi-Fi  & Wi-Fi Direct

csr
ZORAN
DISPLAY
HIGH ANGLE
MENU
SET
REV
Wi Fi
csr

ZORAN Connect Share Entertain™ csr

Connected cameras are an exciting near-term reality…
50% CAGR in BT/GPS/Wi-Fi
through 2014
Connectivity drives demand
Location and
connectivity, combined
with image processing,
drives content demand
CSR’s indoor location
technology takes
geotagging indoors
GPS
Zoran is the market
leader in camera chips
Unique offering:
combination of image
processing, location and
connectivity

Internet
csr
4.0
Bluetooth
WiFi
csr
csr
4.0
Bluetooth
Bluetooth
csr
ZORAN

ZORAN
Connect Share Entertain
csr

… and so are solutions for the connected living room Exciting potential for combined product solutions Page 19

Zoran technology significantly expands current and future opportunities Enhancing mobile video calling Linking mobile and home screens Page 20

0
2
4
6
8
10
12
14
2010 2014
0
2
4
6
2010 2014
0
2
4
6
8
10
2010 2014
Meaningful expansion of our addressable market
$8.7
$4.6
Source: CSR and Zoran projections

$13.1
$6.9
+17% CAGR
+17% CAGR
$2.3
$4.4
+18% CAGR
CSR
Zoran
Combined
Current addressable market ($ billion)

0
200
400
600
800
1000
1200
1400
CSR CSR + Zoran
Tangible benefits of scale

Merger with Zoran significantly
diversifies revenue streams
across key product divisions
Source: CSR, Zoran and Microtune
Pro Forma revenue Dec 2010 (US$m)
$1,242m
$800m
¹ Source: IC insights 2009
Combination creates a top 10 fabless semiconductor company
Numerous benefits of scale
Increased purchasing power
Broader addressable market
opportunity
Broader portfolio of customers
1

csr	
	ZORAN	
	csr	
	csr	
		csr
	ZORAN	
		csr
	ZORAN	
	ZORAN	

ZORAN Connect Share Entertain™ csr

80% of the merged 2010 pro forma revenue from market-leading positions

1 Overall market positions estimated from individual technology market positions in the segments
Market position
1
#1 #2
Wireless headsets
Camera system chips
Camera / GPS
Automotive Bluetooth / GPS
Bluetooth Gaming
Enterprise (Merchant) Printer Software
Handset Bluetooth
ATSC DTV – US
Silicon Tuner (STB, Cable Modem, TV)
Product segments

Source: Company reports, company information, Pie segments are indicative
Ongoing diversification of CSR’s revenue base by technology
2008 2010 PF + Zoran 2010
US$695m US$801m US$1,242m
Connectivity Location
Imaging and video

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 25

This transaction is financially compelling for our shareholders
Significantly earnings enhancing
Projecting strong double digit accretion in 2012 after taking account ongoing cost reductions at Zoran, projected US$50 million of synergies from the combined company² and US$240 million share buyback
Enhances our growth profile
The addressable markets for the combined company projected to grow at 17% per year
Enhances our gross margin profile
Zoran had pro forma gross margins of 52.1%
1
in 2010
Increases our scale, with pro forma revenue of US$1,242 million
1
Increases our diversification across technologies and market segments
Maintains our strong balance sheet, with cash of US$461 million
3
, and no debt

1
Pro forma for one full year of Microtune
² This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year
³ Aggregate cash balances at December 2010, post US$240 million buyback and pre transaction costs

ZORAN
ZORAN
ZORAN
MICROTUNE
csr
csr
ZORAN
MICROTUNE

ZORAN Connect Share Entertain™ csr

47.8%
48.4%
52.1%
47.7%
49.3%
45%
47%
49%
51%
53%
55%
2008 2009 2010PF inc
Microtune
CSR 2010PF for
CSR
G
r
o
s
s
m
a
r
g
i
n
(
%
)
Zoran has strong gross margins
Source: CSR and Zoran annual reports
1
Pro forma for one full year of Microtune
1

The merger significantly diversifies revenue by division
Source: CSR Audited results, Zoran unaudited full year results and Microtune management information
1
Pro forma including Zoran and one full year of Microtune
Audio and consumer Auto and PND
Handset
Home Entertainment
Mobile Imaging
US$801 million US$1,242 million¹
CSR 2010 revenue mix
CSR 2010 revenue mix
pro forma for Zoran¹

Agenda Merger introduction Introduction to CSR & Zoran Strategic rationale Financial impact Final comments and Q&A Page 29

Summary
We remain focussed on:
– Catalysts for growth
– Execution excellence
Summary of our transaction:
– A compelling strategic and financial transaction
– Unlock significant value for all stakeholders
through merging technology
– Strongly positioned for the next wave of
connected, location-aware multi-media devices